UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OncoSec Medical Incorporated

File No. 000-54318 - CF#35574

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OncoSec Medical Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.11 to a Form 10-K filed on October 25, 2017, as amended.

Based on representations by OncoSec Medical Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.11   through May 10, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary